Exhibit 99.1
NEWS RELEASE
BAY ADELAIDE CENTRE OPENS ITS DOORS IN TORONTO

Built to achieve LEED Gold certification, new office tower is first of its kind in Toronto’s financial district; marks area’s first significant development in over 17 years
TORONTO, September 16, 2009 — Brookfield Properties Corporation (BPO: NYSE, TSX) and its Canadian-based subsidiary, BPO Properties Ltd. (BPP: TSX) today celebrated the official opening of Bay Adelaide Centre — the first development built to achieve a Leadership in Energy and Environmental Design (LEED) Gold Standard in Toronto’s financial district. Bay Adelaide Centre is also the first major development in the financial district in over 17 years.
Standing 51-storeys tall, the 1.2-million-square-foot office tower adheres to strict building efficiency guidelines, including optimization of energy, light and water, and the use of local and recycled building materials. The building also features state-of-the-art operating and life safety systems.
Today’s grand opening was commemorated with a naming ceremony in Bay Adelaide Centre’s urban plaza. Brookfield Properties CEO Ric Clark announced that the plaza is being named in honour of Gordon E. Arnell, who has served as Brookfield Properties Corporation’s Chairman since 1995. Mr. Arnell was on hand to view Toronto’s newest urban park, Arnell Plaza, a half-acre of landscaped gardens, Gingko trees, benches and manicured flowerbeds.
“With the development of Bay Adelaide Centre, Toronto’s position as a leader in the commercial real estate industry has been strengthened,” said Toronto Mayor David Miller. “Toronto is Canada’s business centre and we need Class A towers like this one if we are to maintain that standing. Not only did Brookfield succeed at building Toronto’s future with this state-of-the-art facility, our city’s heritage can be celebrated by incorporating the historic National Building façade that stood on the site since 1926.”
“Brookfield Properties has created an extraordinary office tower that rivals the most prominent buildings in the world, and we are proud to have accomplished this feat while respecting the integrity of the environment,” said Ric Clark. “Bay Adelaide Centre stands as a symbol of the future of green building, and will no doubt become synonymous with forward-thinking building design.”

Designed by architects WZMH Partners, the building’s interior features a sophisticated and contemporary design with its main lobby rising 28 feet floor-to-ceiling, enabling maximum use of natural light. The lobby also features a light installation by world-renowned artist James Turrell.
Due to open in October is Bay Adelaide Centre’s retail concourse with 40,000 square feet of shops and a food court which will complete the city’s north/south PATH underground walkway from the Bay to Scotia Plaza.
Bay Adelaide Centre’s anchor tenant is KPMG; other significant tenants include law firms Heenan Blaikie, Goodmans LLP and Fasken Martineau. Currently, the tower is 73 percent leased.
“The development of Bay Adelaide Centre has been a labour of love for everyone involved in the project. Bay Adelaide Centre represents the finest in commercial real estate,” said Tom Farley, president and CEO, Canadian Commercial Operations for Brookfield Properties. “We are thrilled to have been able to bring one of Toronto’s most valuable corners back to life.”
Construction of Bay Adelaide Centre commenced in the summer of 2006 with a ceremonial knocking down of the “stump,” a six-storey elevator core erected 15 years ago by the previous owners of the site. Phases two and three of Bay Adelaide Centre are planned to be a mix of office and hotel/residential.
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Brookfield Properties Profile
Brookfield Properties owns, develops and manages premier office properties. Its current portfolio is comprised of interests in 108 properties totaling 75 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa, making it one of the largest owners of commercial real estate in North America. Landmark assets include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldproperties.com.
Contact: Melissa Coley, Vice President, Investor Relations and Communications
Tel: 212.417.7215; Email: melissa.coley@brookfieldproperties.com

Forward-Looking Statements
This press release contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Accordingly, the company cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company’s accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States, including in the Annual Information Form under the heading “Business of Brookfield Properties — Company and Real Estate Industry Risks,” and in the company’s annual report under the heading “Management’s Discussion and Analysis.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.